UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2024
Commission File Number: 001-35783

Alamos Gold Inc.
(Translation of registrant’s name into English)

Brookfield Place, 181 Bay Street, Suite 3910
Toronto, Ontario, Canada
M5J 2T3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐           Form 40-F  ☒

The information contained in Exhibits 99.1 and 99.2 of this Form 6-K is incorporated by reference into the registrant’s registration statements on Form F-10: File No. 333-272309, Form F-3: File No. 333-236697 and Form S-8: File No. 333-206182.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Material Change Report, dated April 8, 2024
99.2	Alamos Gold Inc. and Argonaut Gold Inc. Arrangement Agreement, dated March 27, 2024

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alamos Gold Inc.
Date: April 11, 2024
	By:	/s/ Nils F. Engelstad
	Name:	Nils F. Engelstad
	Title:	Senior Vice President, General Counsel